

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION




RECD S.E.C.
JAN 24 2005
1086

January 14, 2005

Carlos J. Spinelli-Noseda, Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

Re: **Offer of the Republic of Argentina ("Argentina")**
<u>File No. TP 05-14</u>

Dear Mr. Spinelli-Noseda:

In your letter dated January 14, 2005, as supplemented by conversations with the staff, you request on behalf of Barclays Capital, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (together, the "International Joint Dealer Managers") and their affiliates an exemption from Rule 101 of Regulation M in connection with Argentina's offer (the "Offer") to holders of a series of outstanding bonds (collectively, the "Eligible Securities") to exchange the Eligible Securities for four new series of unsecured bonds (collectively, the "New Securities"). Specifically, you seek an exemption to permit the International Joint Dealer Managers and their affiliates to act as market makers in the New Securities while participating in the distribution of the New Securities. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 101 to permit the International Joint Dealer Managers and their affiliates, in connection with their role as market makers, to bid for, purchase, and solicit the purchase of the New Securities during the applicable restricted period for the distribution of the New Securities. In particular, this exemption is based on the facts that: Argentina is a sovereign government whose financial affairs are widely and extensively reported; the high liquidity and significant depth of the trading market in the Eligible Securities (and expected to exist with respect to the New Securities), particularly due to the large aggregate principal amount of Eligible Securities outstanding and of the New Securities expected to be outstanding; the International Joint Dealer Managers estimate that approximately 20 to 25 dealers regularly place bids and offers for the Eligible Securities (and are expected to regularly place bids and offers for the New Securities), of which approximately 15 to

20 are expected to be continuous market makers; the International Joint Dealer Managers estimate that daily purchases and sales of the Eligible Securities by the International Joint Dealer Managers and their affiliates do not account, on average, for more than 25% of the average daily trading volume in the Eligible Securities; the International Joint Dealer Managers estimate that daily purchases and sales of the New Securities by the International Joint Dealer Managers and their affiliates will not account, on average, for more than 25% of the average daily trading volume in the New Securities; the USD-denominated New Securities are expected to trade primarily on the basis of spreads to comparable United States Treasury securities, and the non USD-denominated New Securities are expected to trade, primarily on the basis of a spread to a comparable government benchmark in the applicable local market; bid and ask prices for the New Securities in the OTC market are expected to be widely available, via display on interdealer broker screens on Telerate, Reuters and Bloomberg electronic information services; as of June 30, 2004, Argentina's gross public debt was U.S. $181.2 billion in principal amount; and the Offer will be made pursuant to Argentina's effective registration statement under the Securities Act of 1933. This exemption is subject to the following conditions:

1. The International Joint Dealer Managers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all transactions in the Eligible Securities and New Securities made during the period commencing five business days prior to the pricing of the Offer, and ending when the distribution in the United States is completed or abandoned, on a transaction-by-transaction basis, including:

   a. size, broker (if any), time of execution, and price of transaction;

   b. the exchange, quotation system, or other facility through which the transactions occurred; and

   c. whether the transactions were made for a customer account or a proprietary account.

   The records required pursuant to this exemption shall be maintained by the International Joint Dealer Managers for at least two years from the date of the termination of the Offer.

2. The prospectus supplement for the Offer shall disclose that the International Joint Dealer Managers and certain affiliates have been exempted, consistent with this letter, from the provisions of Rule 101.

The foregoing exemption from Rule 101 is based solely on your representations and the facts presented, and it is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, if any material change occurs with respect to any of those facts or representations.

In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal or state securities laws must rest with the International Joint Dealer Managers and their affiliates. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director

Attachment

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 14, 2005

Office of Risk Management and Control,
Division of Market Regulation,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: James A. Brigagliano
(Assistant Director)

Re: Offer of The Republic of Argentina ("Argentina")

Dear Mr. Brigagliano:

We are writing on behalf of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (together, the "International Joint Dealer Managers") and certain affiliates[1] of the International Joint Dealer Managers, to request exemption from Rule 101 ("Rule 101") of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the trading activities of the International Joint Dealer Managers and their affiliates in connection with Argentina's offer (the "Offer") to holders of those series of outstanding bonds listed in Annex A (collectively, the "Eligible Securities") to exchange the Eligible Securities for four new series of unsecured bonds, described in Annex B (collectively, the "New Securities").

I. FACTS

The Offer

Argentina intends to launch the Offer in mid January 2005 in order to restructure its outstanding debt obligations that are currently in default. The Offer will be

[1] For purposes of this letter, affiliate means any person that directly or indirectly controls, is controlled by, or is under common control with any of the International Joint Dealer Managers.

made pursuant to Argentina's effective registration statement (the "Registration Statement") under Schedule B of the Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions will be described more fully in a prospectus supplement (the "Prospectus Supplement") to be prepared in connection with the Offer. The International Joint Dealer Managers believe that substantially all of the Eligible Securities held by U.S. persons are held by institutional investors.

The International Joint Dealer Managers are acting as soliciting agents on behalf of Argentina for the Offer, for which they will receive fees in the form of commissions based on the aggregate principal amount of New Securities issued pursuant to the Offer. Although the International Joint Dealer Managers may trade the Eligible Securities or other debt securities of Argentina for their own accounts or for the accounts of customers and may accordingly hold a long or short position in the Eligible Securities or other securities of Argentina, none has any obligation to do so or to share any profit or loss from such action with any other International Joint Dealer Manager. In addition, the Registration Statement does not preclude the International Joint Dealer Managers from acquiring more than a certain percentage of New Securities.

The International Joint Dealer Managers believe that substantially all of the New Securities issued pursuant to the Offer to U.S. persons will be acquired by institutional investors, and that a significant amount of the New Securities issued pursuant to the Offer will be acquired by foreign investors.

Argentina's External Debt

According to the Registration Statement, as of June 30, 2004, Argentina's total public debt, net of financial assets related to debt operations (such as U.S. Treasury bonds held as collateral for Brady Bonds and certain reimbursement obligations from the provinces and financial institutions), was U.S.$160.1 billion (100.0% of the gross domestic product of Argentina ("GDP")), and its gross public debt was U.S.$181.2 billion (113.1% of GDP). Since December 24, 2001, the Government of Argentina has suspended payments on a substantial portion of Argentina's public debt. According to the Registration Statement, as of June 30, 2004, Argentina was in default on approximately U.S.$102.6 billion or 56.6% of its total debt, including U.S.$24.3 billion in past-due principal payments and U.S.$12.0 billion in past-due interest payments. Past-due interest amounts are not capitalized, although the Government of Argentina considers them additional debt.

Argentina's foreign currency long term debt (which would include the Eligible Securities) is currently rated "Caa1" by Moody's Investor Services, Inc., and "SD" by Standard & Poors Ratings Services, a division of The McGraw Hill Companies, and Argentina and the International Joint Dealer Managers currently expect the New Securities to have at least the same ratings (if not higher).

Market for Argentina's Bonds

The principal market for trading in the Eligible Securities and the New Securities in the United States and outside the United States is (or, in the case of the New Securities, is expected to be) the over-the-counter interdealer market (the "OTC Market"). In addition, certain series of the Eligible Securities are listed (and the New Securities are expected to be listed) on the Luxembourg Stock Exchange and the Buenos Aires Stock Exchange and on the *Mercado Abierto Electrónico* in Argentina (although they do not, or in the case of the New Securities are not expected to, trade actively on those exchanges). Argentina also intends to make an application to list each series of the Pars, Discounts and GDP-linked Securities (each as defined and described further in Annex B) on the *Mercato telematico delle obbligazioni e dei titoli di stato* ("MOT") managed by Borsa Italiana S.p.A.

The International Joint Dealer Managers estimate that approximately 20 to 25 dealers regularly place bids and offers for the Eligible Securities (and are expected to regularly place bids and offers for the New Securities), of which 15 to 20 are continuous market makers. The International Joint Dealer Managers act as market makers in the Eligible Securities (and are expected to act as market makers in the New Securities) in connection with their general trading activities; the Dealer Managers estimate that their daily purchases and sales of Eligible Securities do not on average account for more than 25% of the average daily trading volume in the Eligible Securities (and will not on average account for more than 25% of the average daily trading volume in the New Securities). Bid and ask prices for the Eligible Securities and the New Securities in the OTC Market are (or, in the case of the New Securities, are expected to be) widely available, via display on interdealer broker screens, display on Telerate, Reuters and Bloomberg electronic information services and otherwise. Moreover, Argentina and the International Joint Dealer Managers currently expect that both the average daily trading volume and the number of dealers and market-makers will increase with respect to the New Securities, particularly as the New Securities are currently expected to form part of the Emerging Markets Bond Index.

The Dealer Managers have informed us that the USD-denominated fixed rate Eligible Securities trade, and the USD-denominated New Securities are expected to trade, primarily on the basis of a spread to United States Treasury securities, and the non USD-denominated fixed rate Eligible Securities trade, and the non USD-denominated New Securities are expected to trade, primarily on the basis of a spread to a comparable government benchmark in the applicable local market.

II. REQUESTED RELIEF AND POLICY BASIS

Rule 101

Rule 101 is an anti-manipulation rule that, subject to certain exceptions, prohibits persons involved in a distribution of securities from bidding for or purchasing, or inducing others to bid for or purchase, such securities until completion of the distribution.

If the International Joint Dealer Managers do not acquire any New Securities pursuant to the Offer, their participation in the distribution will be completed by the time results of the Offer are announced and trading in the New Securities commences; in that case, Rule 101 would not restrict the trading activities of the International Joint Dealer Managers with respect to the New Securities. However, this alternative is not practicable – the market will expect the International Joint Dealer Managers to participate in the Offer to some extent alongside other investors, and the International Joint Dealer Managers believe that the International Joint Dealer Managers' failure to do so would create a significant market concern and disrupt an otherwise orderly process. Moreover, if the International Joint Dealer Managers did not acquire an initial inventory of New Securities by participating in the Offer to some extent alongside other investors, it would be extremely difficult for them to immediately begin making a market in the New Securities; since the market would be relying on the International Joint Dealer Managers to provide additional liquidity during the first few hours and days of trading, this could disrupt an otherwise orderly market, with potentially serious consequences. For all these reasons, the International Joint Dealer Managers believe that the International Joint Dealer Managers will have to participate in the Offer. The Prospectus Supplement, which the International Joint Dealer Managers understand from Argentina is expected to be filed with the SEC on Wednesday, January 12, 2005, discloses that the International Joint Dealer Managers are seeking an exemption from

Rule 101, and to the extent such exemption is granted by the SEC, the International Joint Dealer Managers undertake to disclose that the exemption has been granted in a subsequent prospectus supplement relating to the contemplated Offer which will be issued upon announcement of the results of the Offer.

Despite the importance of the International Joint Dealer Managers' participation in the Offer (which would enable them to build a reasonable initial long position so they could act as market makers), Rule 101 might be construed to impose restrictions on their trading activity that will render market making impracticable; as mentioned above, this could disrupt an otherwise orderly market during the first few hours and days of trading, with potentially serious consequences.

In order to avoid these serious consequences, and because we believe that the policies and purposes underlying Rule 101 would not be furthered by applying Rule 101 in this context, we hereby request the Securities and Exchange Commission (the "SEC"), acting pursuant to paragraph (d) of Rule 101, to exempt the International Joint Dealer Managers and their affiliates from the prohibitions of Rule 101 with respect to trading activities relating to the New Securities during the restricted period specified in Rule 101.

As a condition to its own ability to rely on the relief requested, each International Joint Dealer Manager undertakes to keep records of each purchase of New Securities that it makes for its own account (or any discretionary account it manages) at any time when it owns New Securities received from Argentina in the Offer. These records will consist of the date and time of purchase, the title and amount of New Securities purchased and the market in which the purchase is effected but will exclude any client-specific data the disclosure of which is restricted under applicable bank secrecy or other laws. Each such International Joint Dealer Manager will maintain such records for a period of two years following termination of the Offer and will make them available at its home office for inspection and copying by an authorized representative of the SEC or, if it is not feasible for the SEC to examine such records at such offices or if the Director of the Division of Market Regulation requests and the expense of doing so is not unreasonable, such International Joint Dealer Manager will make a copy of the records available at the SEC's offices in Washington, D.C.

Exemption from the prohibitions of Rule 101 in the context of these transactions is, in our view, warranted for the following reasons.

(a) Purchases by the International Joint Dealer Managers are, in the view of the International Joint Dealer Managers, unlikely to have a significant impact on the price of the New Securities due to (i) the high liquidity and significant depth of the trading market expected to exist with respect to the New Securities, particularly in light of the large aggregate principal amount of the New Securities expected to be outstanding (up to a maximum of U.S.$15 billion[2] in the case of the Pars, no limit to the amount in Discounts, up to AR$24.3 billion for Quasi-pars (as defined and described further in Annex B) and a number of GDP-linked Securities equal to the aggregate number of other New Securities issued) and (ii) the large number of dealers expected to regularly place bids and offers for, or continuously make markets in, the New Securities.

(b) Argentina is a sovereign whose financial affairs are widely reported on, the transaction is global in nature rather than domestic and the investor base is highly institutional.

(c) No International Joint Dealer Manager has entered into an underwriting commitment with any other party regarding this Offer, nor has any International Joint Dealer Manager agreed to share any profits or expenses resulting from its participation for its own account in the exchange offer or trading of the New Securities with any other International Joint Dealer Manager after the Offer expires.

(d) Unlike in a conventional underwriting where the underwriters carefully "build a book" with long-term investors, neither the International Joint Dealer Managers nor Argentina will have any control over who receives New Securities in exchange for Eligible Securities in the Offer. A portion of the New Securities will therefore likely be issued to short-term investors looking to sell them immediately, with the result that demands for liquidity during the first few hours and days of trading will likely be extremely high. In this regard, the International Joint Dealer Managers believe that, in the short term, (i) the market will look to the International Joint Dealer Managers to provide a significant portion of that liquidity (and to play a leadership role in ensuring an orderly market), (ii) other broker-dealers and market participants will act opportunistically and will have no incentive to ensure an orderly and liquid

2 As of December 31, 2004, the Central Bank of Argentina reported an exchange rate of 2.97 Argentine pesos (AR$2.97) per U.S. dollar.

market and (iii) other broker-dealers will not in any event have the same capacity as the International Joint Dealer Managers are expected to have to ensure an orderly and liquid market. This belief is borne out, for example, by the experiences of Mexico and Brazil when similar invitations to exchange Brady bonds for global bonds were conducted in 1996 and the first half of 1997. In the Mexican invitation, we understand that approximately $200 million in aggregate principal amount of global bonds traded in the first 30 minutes of trading. Goldman, Sachs & Co., who had received an exemption from then-existing Rule 10b-6 under the Exchange Act to trade in the Mexican global bonds, and who initially received $108 million in aggregate principal amount of global bonds in the invitation, purchased another $104 million in aggregate principal amount and sold $182 million in aggregate principal amount on the first day of trading alone. Similarly, in the 1997 Brazilian invitation, we understand that approximately $376 million in aggregate principal amount of global bonds traded in the first 60 minutes of trading. Goldman, Sachs & Co. and J.P. Morgan, who had received an exemption from Rule 101 to trade in the Brazilian global bonds, and who initially received $570 million in aggregate principal amount of global bonds in the invitation, purchased another $403 million in aggregate principal amount and sold $538 million in aggregate principal amount on the first day of trading alone. Similar situations have also occurred in more recent sovereign global bond exchange offers. The International Joint Dealer Managers believe that if the dealer managers in those invitations had not been able to provide liquidity during the first few days of trading in the securities issued therein, the market would have been seriously disrupted.

(e) Although Rule 101 technically permits the International Joint Dealer Managers to stabilize the market during the Rule 101 restricted period, that flexibility is not available as a practical matter. The International Joint Dealer Managers have advised us that, in the non-investment-grade debt securities market, a formal stabilizing bid would be seen as a clear signal that the transaction has failed, which could result in market disruption for the subject securities. Accordingly, the International Joint Dealer Managers do not expect to stabilize and, absent relief, will not be able to provide additional liquidity for the market.

(f) When Argentina, Brazil, Colombia, Mexico, Panama and Venezuela conducted global bond offerings, the dealer managers were granted exemptions from Rule 101 (or then-existing Rule 10b-6 under the Exchange Act), to allow trading in the securities being distributed under similar circumstances.[3] The liquidity of Argentina's external debt is comparable to the liquidity of Brazil's, Mexico's and Venezuela's external debt. The policy reasons underlying the exemptions given in these other transactions apply equally well to this Offer.

* * *

Please call me or, in my absence, Ann M. Miller at (212) 558-4000 with any questions you may have concerning this request. I may also be reached by email at spinellinosedac@sullcrom.com and Ms. Miller may be reached at milleran@sullcrom.com.

Very truly yours,



Carlos J. Spinelli-Noseda

(Attachments)

3 See, e.g., Republic of Argentina, SEC No-Action Letters (May 30, 2001; March 30, 1999; April 30, 1999; April 27, 1999 and September 25, 1997); Federative Republic of Brazil, SEC No-Action Letters (July 7, 2004; June 28, 2004; January 12, 2004; October 15, 2003; September 9, 2003; July 3, 2003; June 10, 2003; April 29, 2003; February 21, 2001; October 13, 2000; March 22, 2000; February 24, 2000; January 21, 2000; March 20, 1998 and June 11, 1997); The Republic of Colombia, SEC No-Action Letters (November 19, 2003 and December 2, 2002); United Mexican States, SEC No-Action Letter (February 17, 1999); Republic of Panama, SEC No-Action Letters (January 16, 2004; July 5, 2000; November 18, 1998 and September 30, 1997); and Bolivarian Republic of Venezuela, SEC No-Action Letter (September 22, 2004).

ELIGIBLE SECURITIES

Letras Externas, Argentine peso 11.75% due 2007
Letras Externas, Argentine peso 8.75% due 2002
Letras Externas, Austrian schillings 7% due 2004
Letras Externas, euro 8.75% due 2003
Letras Externas, euro 10% due 2005
Letras Externas, euro EURIBOR + 5.10% due 2004
Letras Externas, euro 8.125% due 2004
Letras Externas, euro 9% due 2005
Letras Externas, euro 9.25% due 2004
Letras Externas, euro 10% due 2007
Letras Externas, euro Fixed-rate due 2028
Strip Coupon, euro Fixed-rate due 2006
Strip Coupon, euro Fixed-rate due 2011
Strip Coupon, euro Fixed-rate due 2016
Strip Coupon, euro Fixed-rate due 2021
Strip Coupon, euro Fixed-rate due 2026
Letras Externas, euro 8.50% due 2010
Letras Externas, euro 10.50% 2000 and 7% 2001-2004 due 2004
Letras Externas, euro 7.125% due 2002
Letras Externas, British pounds sterling 10% due 2007
Letras Externas, Italian lira 11% due 2003
Letras Externas, Italian lira 10% due 2007
Letras Externas, Italian lira LIBOR + 1.6% due 2004
Letras Externas, Italian lira 10% 1997-1999 and 7.625% 1999-2007 due 2007
Letras Externas, Italian lira 9.25 % 1997-1999 and 7% 1999-2004 due 2004
Letras Externas, Italian lira 9% 1997-1999 and 7% 1999-2004 due 2004
Letras Externas, Italian lira 10.375% 1998-2000 and 8% 2001-2009 due 2009
Letras Externas, Italian lira LIBOR + 2.5% due 2005
Letras Externas, Japanese yen 7.4% due 2006 (EMTN Series 38)
Letras Externas, Japanese yen 7.4% due 2006 (EMTN Series 40)
Letras Externas, Japanese yen 7.4% due 2006 (EMTN Series 36)
Letras Externas, Japanese yen 6% due 2005
Letras Externas, Japanese yen 4.4% due 2004
Letras Externas, Japanese yen 3.5% due 2009
Letras Externas, U.S. dollar LIBOR + 5.75% due 2004
Letras Externas, U.S. dollar BADLAR + 2.98% due 2004 (Series 75)
Strip Interest 01/02
Strip Interest 02/02
Strip Interest 03/02
Strip Interest 04/02
Strip Interest 05/02
Strip Interest 06/02
Strip Interest 07/02
Strip Interest 08/02
Strip Interest 09/02
Strip Interest 10/02
Strip Interest 11/02
Strip Interest 12/02
Strip Interest 01/03
Strip Interest 02/03
Strip Interest 03/03
Strip Interest 04/03
Strip Interest 05/03
Strip Interest 06/03
Strip Interest 07/03
Strip Interest 08/03

Strip Interest 09/03
Strip Interest 10/03
Strip Interest 11/03
Strip Interest 12/03
Strip Interest 01/04
Strip Interest 02/04
Strip Interest 03/04
Strip Interest 04/04
Strip Interest 05/04
Strip Principal 05/11/03
Strip Principal 08/11/03
Strip Principal 11/11/03
Strip Principal 02/11/04
Strip Principal 05/11/04

Letras Externas, U.S. dollar BADLAR + 2.98% due 2004 (Series 75) (Tranch 7)

Strip Interest 01/02 T.7
Strip Interest 02/02 T.7
Strip Interest 03/02 T.7
Strip Interest 04/02 T.7
Strip Interest 05/02 T.7
Strip Interest 06/02 T.7
Strip Interest 07/02 T.7
Strip Interest 08/02 T.7
Strip Interest 09/02 T.7
Strip Interest 10/02 T.7
Strip Interest 11/02 T.7
Strip Interest 12/02 T.7
Strip Interest 01/03 T.7
Strip Interest 02/03 T.7
Strip Interest 03/03 T.7
Strip Interest 04/03 T.7
Strip Interest 05/03 T.7
Strip Interest 06/03 T.7
Strip Interest 07/03 T.7
Strip Interest 08/03 T.7
Strip Interest 09/03 T.7
Strip Interest 10/03 T.7
Strip Interest 11/03 T.7
Strip Interest 12/03 T.7
Strip Interest 01/04 T.7
Strip Interest 02/04 T.7
Strip Interest 03/04 T.7
Strip Interest 04/04 T.7
Strip Interest 05/04 T.7
Strip Principal 05/11/03 T.7
Strip Principal 08/11/03 T.7
Strip Principal 11/11/03 T.7
Strip Principal 02/11/04 T.7
Strip Principal 05/11/04 T.7

Letras Externas, U.S. dollar ENCUESTA + 4.95% due 2004 (Series 74)

Strip Interest 01/02
Strip Interest 02/02
Strip Interest 03/02
Strip Interest 04/02
Strip Interest 05/02
Strip Interest 06/02
Strip Interest 07/02
Strip Interest 08/02
Strip Interest 09/02

Strip Interest 10/02
Strip Interest 11/02
Strip Interest 12/02
Strip Interest 01/03
Strip Interest 02/03
Strip Interest 03/03
Strip Interest 04/03
Strip Interest 05/03
Strip Interest 06/03
Strip Interest 07/03
Strip Interest 08/03
Strip Interest 09/03
Strip Interest 10/03
Strip Interest 11/03
Strip Interest 12/03
Strip Interest 01/04
Strip Interest 02/04
Strip Interest 03/04
Strip Interest 04/04
Strip Interest 05/04
Strip Principal 05/11/05
Strip Principal 08/11/03
Strip Principal 11/11/03
Strip Principal 02/11/04
Strip Principal 05/11/04

Letras Externas, U.S. dollar ENCUESTA + 4.95% due 2004 (Series 74) (Tranch 7)

Strip Interest 01/02 T.7
Strip Interest 02/02 T.7
Strip Interest 03/02 T.7
Strip Interest 04/02 T.7
Strip Interest 05/02 T.7
Strip Interest 06/02 T.7
Strip Interest 07/02 T.7
Strip Interest 08/02 T.7
Strip Interest 09/02 T.7
Strip Interest 10/02 T.7
Strip Interest 11/02 T.7
Strip Interest 12/02 T.7
Strip Interest 01/03 T.7
Strip Interest 02/03T.7
Strip Interest 03/03 T.7
Strip Interest 04/03 T.7
Strip Interest 05/03 T.7
Strip Interest 06/03 T.7
Strip Interest 07/03 T.7
Strip Interest 08/03 T.7
Strip Interest 09/03 T.7
Strip Interest 10/03 T.7
Strip Interest 11/03 T.7
Strip Interest 12/03 T.7
Strip Interest 01/04 T.7
Strip Interest 02/04 T.7
Strip Interest 03/04 T.7
Strip Interest 04/04 T.7
Strip Interest 05/04 T.7
Strip Principal 05/11/03 T.7
Strip Principal 08/11/03 T.7
Strip Principal 11/11/03 T.7
Strip Principal 02/11/04 T.7

Strip Principal 05/11/04 T.7
Bonds, German deutsche mark 7% due 2004
Bonds, German deutsche mark 8% due 2009
Bonds, German deutsche mark 7.875 % due 2005
Bonds, German deutsche mark 14% 1999-2000 and 9% 2001-2008 due 2008
Bonds, German deutsche mark medium-term 2002 10.5%
Bonds, German deutsche mark medium-term 2003 10.25%
Bonds, German deutsche mark 2006 11.25%
Bonds, German deutsche mark 11.75% due 2011
Bonds, German deutsche mark 9% due 2003
Bonds, German deutsche mark 12% due 2016
Bonds, German deutsche mark 11.75% due 2026
Bonds, German deutsche mark 8.5% due 2005
Bonds, euro 11% 1999-2001 and 8% 2002-2008 due 2008
Bonds, euro 8% 1999-2002, 8.25% 2002-2006 and 9% 2007-2010 due 2010
Bonds, euro 9% due 2003
Bonds, euro 10% due 2007
Bonds, euro 9% due 2006
Bonds, euro 10% due 2004
Bonds, euro 9.75% due 2003
Bonds, euro 10.25% due 2007
Bonds, euro 15% 2000-2001 and 8% 2002-2008 due 2008
Bonds, euro 9.5% due 2004
Bonds, euro 9% due 2009
Bonds, euro 8.5% due 2004
Bonds, euro 9.25% due 2002
Bonds, Swiss franc 7% due 2003
Bonds, euro 8% due 2002
Bonds, euro EURIBOR + 4% due 2003
Samurai Bonds, Japanese yen 5% due 2002
Samurai Bonds, (Series 5) 5.40% due 2003
Samurai Bonds, Japanese yen (Series 6) 5.125% due 2004
Samurai Bonds, Japanese yen (Series 7) 4.85% 2000-2005
Discount Bonds, German deutsche mark DEM L+0.8125% due 2023
Par Bonds, German deutsche mark DEM 5.87% due 2023
Global Bonds, Argentine peso 10% 2001-2004 and 12% 2004-2008 due 2008
Global Bonds, euro 8.125% due 2008
Global Bonds, 7% 2001-2004 and 15.5% 2004-2008 due 2008
Global Bonds, U.S. dollar 12.25% due 2018
Global Bonds, U.S. dollar 12% due 2031 (capitalized)
Discount Bonds, U.S. dollar L + 0.8125% due 2023 (BR) and (RG)
Par Bonds, U.S. dollar 6% due 2023 (BR) and (RG)
Bonds, U.S. dollar floating rate L + 0.8125% (BR) and (RG)
Global Bonds, U.S. dollar 8.375% due 2003
Alternative Participation Instruments, U.S. dollar 4% due 2013
Global Bonds, U.S. dollar 11% due 2006
Global Bonds, U.S. dollar 11.375% due 2017
Global Bonds, U.S. dollar 9.75% due 2027
Adjustable Margin Bonds, U.S. dollar due November 2002 (Span 02)
Bonds, U.S. dollar variable rate due 2005 (FRAN)
Global Bonds, U.S. dollar amortizing 8.875% due 2029
Global Bonds, U.S. dollar 11% due 2005
Global Bonds, U.S. dollar 12.125% due 2019
Global Bonds, U.S. dollar 11.75% due 2009
Global Bonds, U.S. dollar zero-coupon due October 2003 (Series E)
Global Bonds, U.S. dollar zero-coupon due October 2003 (Series F)
Global Bonds, U.S. dollar 10.25% due 2030
Global Bonds, U.S. dollar 12% due 2031
Global Bonds, U.S. dollar 12.375% due 2012

Global Bonds, U.S. dollar 12% due 2020
Global Bonds, U.S. dollar 11.375% due 2010
Global Bonds, U.S. dollar 11.75% due 2015
Bonds, Spanish peseta 7.5% due 2002
Bonds, euro 14% 2000-2001 and 8% 2002-2008 due 2008
Bonds, euro 10% 1999-2001 and 8% 2002-2008 due 2008 (fungible)
Bonds, 1992 (Bonex 92)
Bonds, 1992 (Bonex 92) March 2002 interest coupon
Bontes, 9.9375% due 2027
Bontes, 11.25% due 2004
Bontes, 11.75% due 2006
Bontes, 11.75% due 2003
Bontes, 12.125% due 2005
Bontes, 8.75% due 2002
Bontes, variable rate ENCUESTA+ 3.2% due 2003
Bono del Gobierno Nacional, 9% due 2002 (RML)
Pagaré o Bono del Gobierno Nacional, variable rate ENCUESTA + 5.8% due 2006
Bono Pagaré, Series A ENCUESTA + 5.8% due 2002
Bono Pagaré, Series B BADLAR + 3% due 2002
Bono Pagaré, Series C BADLAR + 0.75% due 2002
Bono Pagaré, Series III ENCUESTA + 4% due 2002
Bono Pagaré, Series IV ENCUESTA + 3.3% due 2002
Bono Pagaré, Series V ENCUESTA + 5.8% due 2002
Bono Pagaré, Series VI ENCUESTA + 4.35% due 2004
Pagaré, fixed rate Series I 14.75% due 2002 (HEXAGON II)
Pagaré, fixed rate Series II 14.75% due 2002 (HEXAGON III)
Pagarés, U.S. dollar floating rate BADLAR + 4.5% due 2006 (RADAR III)
Pagarés, U.S. dollar floating rate BADLAR + 4.5% due 2006 (RADAR IV)
Pagarés, U.S. dollar floating rate BADLAR + 4% due 2005 (HEXAGON IV)
Pagarés, U.S. dollar floating rate Series I BADLAR + 4.5% due 2007 (CELTIC I)
Pagarés, U.S. dollar floating rate Series I BADLAR + 4.05% due 2003 (RADAR I)
Pagarés, U.S. dollar floating rate Series II BADLAR + 4.05% due 2003 (RADAR II)
Pagarés, U.S. dollar floating rate Series II BADLAR + 4.5% due 2007 (CELTIC II)
Debt Consolidation Bonds, U.S. dollar 3rd Series (Pre 6)
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4)
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4) Amortizing Payment Coupon February 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pre 4) Amortizing Payment Coupon March 2002
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2)
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2) Amortizing Payment Coupon February 2002
Debt Consolidation Bonds, U.S. dollar 1st Series (Pro 2) Amortizing Payment Coupon March 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4)
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4) Amortizing Payment Coupon December 2001
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 2nd Series (Pro 4) Amortizing Payment Coupon February 2002
Debt Consolidation Bonds, U.S. dollar 3rd Series (Pro 6)
Debt Consolidation Bonds, U.S. dollar 3rd Series (Pro 6) Amortizing Payment Coupon January 2002
Debt Consolidation Bonds, U.S. dollar 4th Series (Pro 8)
Debt Consolidation Bonds, U.S. dollar 5th Series (Pro 10)
Debt Consolidation Bonds, U.S. dollar 5th Series (Pro 10) Interest Coupon
Treasury Bonds, capitalized interest 11.49128% 2000-2020
Capitalized Certificates, U.S. dollar 10.5% 1998-2018
Hydrocarbon Royalties Restructuring Bonds
Hydrocarbon Royalties Restructuring Bonds, Amortizing Payment Coupons January 2002
Hydrocarbon Royalties Restructuring Bonds, Amortizing Payment Coupons February 2002
Hydrocarbon Royalties Restructuring Bonds, Amortizing Payment Coupons March 2002
Ferrobonos
Letra del Tesoro 90 due March 2002

Letra del Tesoro 105 due February 2002
Letra del Tesoro 106 due March 2002
Letra del Tesoro 108 due February 2002
Letra del Tesoro 109 due March 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3)
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3) Amortizing Payment Coupon due February 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pre 3) Amortizing Payment Coupon due March 2002
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1)
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1) Amortizing Payment Coupon due February 2002
Debt Consolidation Bonds, Argentine peso 1st Series (Pro 1) Amortizing Payment Coupon due March 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3)
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3) Amortizing Payment Coupon due December 2001
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 2nd Series (Pro 3) Amortizing Payment Coupon due February 2002
Debt Consolidation Bonds, Argentine peso 3rd Series (Pro 5)
Debt Consolidation Bonds, Argentine peso 3rd Series (Pro 5) Amortizing Payment Coupon due January 2002
Debt Consolidation Bonds, Argentine peso 5th Series (Pro 9)
Debt Consolidation Bonds, Argentine peso 5th Series (Pro 9) Payment Coupon due January 2002
Letes Bice due July 2002
Derechos Creditorios

PROSPECTUS SUPPLEMENT
(to Prospectus Dated December 27, 2004)

The Republic of Argentina

Offers to Owners of

EACH SERIES OF BONDS LISTED IN ANNEX A TO THIS PROSPECTUS SUPPLEMENT

(collectively, the "Eligible Securities")

to exchange Eligible Securities for its

PAR BONDS DUE DECEMBER 2038 ("PARS"),
DISCOUNT BONDS DUE DECEMBER 2033 ("DISCOUNTS"),
QUASI-PAR BONDS DUE DECEMBER 2045 ("QUASI-PARS") AND
GDP-LINKED SECURITIES THAT EXPIRE IN DECEMBER 2035 ("GDP-LINKED SECURITIES")

collectively, the "New Securities," on the terms and conditions described in this prospectus supplement.

The GDP-linked Securities will initially be attached to the Pars, Discounts and Quasi-pars.

The aggregate Eligible Amount (as defined below) of all Eligible Securities currently outstanding is U.S.$81.8 billion, comprising U.S.$79.7 billion of principal and U.S.$2.1 billion of accrued but unpaid interest as of December 31, 2001, based on exchange rates in effect on December 31, 2003.

For a discussion of risk factors which you should consider in evaluating this Offer, see "Risk Factors" beginning on page S-29 of this prospectus supplement and page 17 of the accompanying prospectus.

THE OFFER WILL EXPIRE AT 4:15 P.M. (NEW YORK CITY TIME) ON FEBRUARY 25, 2005, UNLESS EXTENDED OR EARLIER TERMINATED BY ARGENTINA IN ITS SOLE DISCRETION (THE "EXPIRATION DATE"). ONLY LIMITED WITHDRAWAL RIGHTS WILL BE AVAILABLE AND ALL TENDERS WILL BE IRREVOCABLE EXCEPT UNDER CERTAIN CIRCUMSTANCES AS DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.

The New Securities, other than those governed by Argentine law, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to substantially all of Argentina's outstanding public external indebtedness. These provisions, which are commonly referred to as "collective action clauses," are described in the sections entitled "Description of the Securities—Default and Acceleration of Maturity" and "Description of the Securities—Modifications" in pages 206 and 207, respectively, of the accompanying prospectus. Under those provisions, modifications affecting certain reserved matters, including modifications to payment and other important terms, may be made to a single series of New Securities, other than those governed by Argentine law, with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of New Securities with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66⅔% in aggregate principal amount outstanding of each affected series.

Application has been made to list each series of the Pars, Discounts and GDP-linked Securities on the Luxembourg Stock Exchange, and application will be made to list each series of the New Securities on the Buenos Aires Stock Exchange and on the *Mercado Abierto Electrónico*. Argentina intends to make an application to list each series of U.S. dollar- or euro-denominated Pars, Discounts and GDP-linked Securities on a regulated market organized and managed by *Borsa Italiana S.p.A.*, provided all requirements for such listing are met. See "Plan of Distribution."

This prospectus supplement and the accompanying prospectus may only be used in the United States, Luxembourg and in the jurisdictions in which Argentina and the international joint dealer managers are relying either on exemptions from approval by regulatory authorities or approval of this prospectus supplement and accompanying prospectus on the basis of mutual recognition of the certificate of approval issued by the Luxembourg *Commission de Surveillance du Secteur Financier* (which we refer to as the "CSSF"), together with such additional disclosure required by the regulatory authority in that jurisdiction. Holders of Eligible Securities outside the United States and Luxembourg should carefully read the sections entitled "Global Offering," "Certain Legal Restrictions" and "Jurisdictional Restrictions" in this prospectus supplement to determine if they may rely on this prospectus supplement or participate in the Offer.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

The international joint dealer managers for the Offer are:

Barclays Capital **Merrill Lynch & Co.** **UBS Investment Bank**

The date of this prospectus supplement is January 10, 2005.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. It is not complete and may not contain all the information that you should consider before tendering Eligible Securities in exchange for New Securities. You should read the entire prospectus supplement, including the "Risk Factors" section, and the accompanying prospectus carefully.

Terms of the Offer

General .... Argentina is offering holders of Eligible Securities the opportunity to tender their Eligible Securities in exchange for newly issued New Securities on the terms and subject to the conditions set forth in this prospectus supplement and the related acceptance notices.

Purpose of the Offer .... To restructure outstanding debt obligations of Argentina that are currently in default.

Acceptance....................................... Argentina has not conditioned its acceptance of tenders or the consummation of the Offer on any minimum level of participation by holders of Eligible Securities. Argentina reserves the right not to accept tenders in its sole discretion.

If Argentina elects to accept any tenders, it will announce the results of the Offer, including the aggregate amount of each series of New Securities to be issued, at or around 5:00 P.M. (New York City time), on the Announcement Date.

Termination, Amendments .... At any time before Argentina announces the acceptance of any tenders on the Announcement Date, Argentina may, in its sole discretion and to the extent permitted by the applicable laws, rules and regulations in each jurisdiction where Argentina is making the Offer:

- terminate the Offer (including with respect to tenders submitted prior to the time of the termination),
- extend the Offer past the originally scheduled Expiration Date,
- withdraw the Offer from any one or more jurisdictions, or
- amend the Offer, including amendments in any one or more jurisdictions.

Consideration to be Received Other than by Holders of Par Brady Bonds and Discount Brady Bonds................................ Subject to the terms and conditions of the Offer described in this prospectus supplement, you may elect to receive Pars, Discounts or Quasi-pars in exchange for any Eligible Securities (other than Par Brady Bonds and Discount Brady Bonds) you tender that are accepted by Argentina.

For purposes of the Offer, your Eligible Securities will be assigned an "Eligible Amount" equal to (i) their outstanding principal amount as of December 31, 2001, plus (ii) any accrued but unpaid interest up to but excluding December 31, 2001.

The original principal amount of any Pars, Discounts and Quasi-pars you receive pursuant to the Offer will be equal to the Eligible Amount of Eligible Securities (other than Par Brady Bonds and Discount Brady Bonds) you tender, multiplied by the following exchange ratios (applicable to Eligible Securities exchanged for New Securities in the same currency):

New Security	Exchange Ratio (per unit of Eligible Amount in the same currency)
Pars	1.000
Discounts	0.337
Quasi-pars	0.699

The exchange ratios for Eligible Securities exchanged for New Securities in different currencies are adjusted based on exchange rates in effect on December 31, 2003. For a complete list of exchange ratios, see "Terms of the Offer—Consideration to be Received Other than by Holders of Par Brady Bonds and Discount Brady Bonds."

In addition to any Pars, Discounts or Quasi-pars that you elect to receive, you will receive GDP-linked Securities in a notional amount equal to the Eligible Amount of the Eligible Securities you tender that are accepted by Argentina.

You will not receive payment of any accrued and unpaid interest on your tendered Eligible Securities (other than Par Brady Bonds and Discount Brady Bonds) for the period subsequent to December 31, 2001.

As used above and elsewhere in this prospectus supplement, the "original principal amount" of any New Securities refers to the principal amount of those New Securities as of December 31, 2003.

Consideration to be Received Pursuant to Tenders of Par Brady Bonds and Discount Brady Bonds................................ For purposes of the Offer, your Par Brady Bonds and Discount Brady Bonds will be assigned a "Brady Residual Amount" equal to (i) their outstanding principal amount at December 31, 2001, minus (ii) their Cash Value (as defined below) and minus (iii) interest accrued after December 31, 2001, on which holders of these bonds have received payment, or are entitled to receive payment, by exercising their rights against the collateral securing such interest payments.

Subject to the terms and conditions of the Offer described in this prospectus supplement, you will receive in exchange for your tendered and accepted Par Brady Bonds and Discount Brady Bonds:

- the cash proceeds corresponding to your tendered Par Brady Bonds and Discount Brady Bonds resulting from the release of the Brady Collateral (as defined in this prospectus supplement) and redemption by the U.S. Treasury or *Kreditanstalt für Wiederaufbau* ("KfW"), as the case may be, of the securities constituting that collateral (we refer to these proceeds as the "Cash Value"); and

- Discounts in an original principal amount equal to 33.7% of the Brady Residual Amount corresponding to your tendered Par Brady Bonds and Discount Brady Bonds, *plus* GDP-linked Securities in a notional amount equal to the corresponding Brady Residual Amount. The exchange ratio set forth above assumes an exchange of Par Brady Bonds or Discount Brady Bonds for Discounts denominated in the same currency. This exchange ratio has been adjusted for purposes of exchanging Par Brady Bonds and Discount Brady Bonds for Discounts denominated in a different currency, based on exchange rates in effect on December 31, 2003. See "Terms of the Offer—Consideration to be Received Pursuant to Tenders of Par Brady Bonds and Discount Brady Bonds."

Interest on New Securities Other Than GDP-linked Securities...... Any New Securities you receive in exchange for your Eligible Securities, other than GDP-linked Securities, will begin to accrue interest from and including December 31, 2003.

Interest payment dates for Pars are March 31 and September 30 of each year, and December 31, 2038. Interest accrued on Pars from and including December 31, 2003, to but excluding March 31, 2005, will be paid in cash on the Settlement Date.

Interest payment dates for Discounts are June 30 and December 31 of each year. For Discounts, interest that would have been payable in cash on June 30, 2004, and December 31, 2004, will be paid in cash on the Settlement Date. The portion of interest that would have been capitalized on June 30, 2004, and December 31, 2004, will be capitalized as of such dates. The principal amount of Discounts you receive upon settlement of the Offer will equal the original principal amount to which you are entitled (as provided above under "—Consideration to be Received Other than by Holders of Par Brady Bonds and Discount Brady Bonds," and "Consideration to be Received Pursuant to Tenders of Par Brady Bonds and Discount Brady Bonds") *plus* such capitalized interest.

Interest payment dates for Quasi-pars are June 30 and December 31 of each year. Interest accrued on Quasi-pars that would have been capitalized on June 30, 2004, and December 31, 2004, will be capitalized as of such dates. The principal amount of Quasi-pars you receive upon settlement of the Offer will equal the original principal amount as of to which you are entitled (as provided above under "—Consideration to be Received Other than by Holders of Par Brady Bonds and Discount Brady Bonds) *plus* such capitalized interest.

Argentina's annual budget for 2005 includes allocations for interest accrued on the New Securities and payable in cash on the Settlement Date.

Limitation on Issuance

of Pars .... Argentina may issue Pars only up to a maximum aggregate principal amount of:

- U.S.$10.0 billion or the equivalent in other currencies, if the aggregate Eligible Amount of Eligible Securities tendered and accepted pursuant to the Offer and, if concurrent with the Offer, the offer in Japan, is less than or equal to 70% (U.S.$57.3 billion equivalent) of the aggregate Eligible Amount of all outstanding Eligible Securities, or

- U.S.$15.0 billion or the equivalent in other currencies, if the aggregate Eligible Amount of Eligible Securities tendered and accepted pursuant to the Offer and, if concurrent with the Offer, the offer in Japan, is greater than 70% (U.S.$57.3 billion equivalent) of the aggregate Eligible Amount of all outstanding Eligible Securities.

Allocation of Pars .... Argentina has divided the Submission Period into two periods for purposes of allocation of Pars: an early-tender period, comprising the first three weeks of the Submission Period and expiring at the Early-tender Deadline (unless extended), and a late-tender period, commencing immediately after the Early-tender Deadline and ending on the Expiration Date.

For purposes of implementing the allocation process, if you tender an Eligible Security in an outstanding principal amount in excess of U.S.$50,000, £30,000, ¥5,000,000, Ps.150,000, €40,000 or Sfr.60,000, as the case may be (each, a "U.S.$50,000 equivalent"), the principal amount of your tendered Eligible Security will be split into the following two components: one will comprise the outstanding principal amount of your tendered Eligible Security up to and including U.S.$50,000 equivalent, and the other component will comprise the outstanding principal amount of your tendered Eligible Security in excess of U.S.$50,000 equivalent.

Argentina will allocate the maximum aggregate principal amount of Pars among tendering holders that elect to receive Pars in the following order of priority:

- *First, among early tenders up to and including U.S.$50,000 equivalent.* Holders who tender an Eligible Security during the early tender period (whom we refer to as "early-tender holders") will be entitled to receive Pars in exchange for the outstanding principal amount of their tendered Eligible Security up to and including U.S.$50,000 equivalent. If such allocation exceeds the maximum aggregate principal amount of Pars, Argentina will allocate this maximum amount among early-tender holders on a pro rata basis (as described under "Terms of the Offer—Limitation on Issuance and Allocation of New Securities—Pro Rata Allocation").

- *Second, among late tenders up to and including U.S.$50,000 equivalent.* If, after the first allocation, Argentina has not allocated in full the maximum aggregate principal amount of Pars, holders who tender an Eligible Security during the late-tender period (who we refer to as "late-tender holders") will be entitled to receive Pars in exchange for the outstanding principal amount of their tendered Eligible Security up to and including U.S.$50,000 equivalent. If such allocation exceeds the remainder of Pars available after the first allocation, Argentina will allocate this remainder among late-tender holders on a pro rata basis (as described under "Terms of the Offer—Limitation on Issuance and Allocation of New Securities—Pro Rata Allocation").

- *Third, among early tenders in excess of U.S.$50,000 equivalent.* If, after the first and second allocation, Argentina has not allocated in full the maximum aggregate principal amount of Pars, early-tender holders will be entitled to receive Pars in exchange for the outstanding principal amount of their tendered Eligible Security in excess of U.S.$50,000 equivalent. If such allocation exceeds the remainder of Pars available after the first and second allocations, Argentina will allocate this remainder among early-tender holders on a pro rata basis (as described under "Terms of the Offer—Limitation on Issuance and Allocation of New Securities—Pro Rata Allocation").

- *Fourth, among late tenders in excess of U.S.$50,000 equivalent.* If, after the first, second and third allocations, Argentina has not allocated in full the maximum aggregate principal amount of Pars, late-tender holders will be entitled to receive Pars in exchange for the outstanding principal amount of their tendered Eligible Security in excess of U.S.$50,000 equivalent. If such allocation exceeds the remainder of Pars available after the first, second and third allocations, Argentina will allocate this remainder among late-tender holders on a pro rata basis (as described under "Terms of the Offer—Limitation on Issuance and Allocation of New Securities—Pro Rata Allocation").

As described above, for purposes of the allocation of Pars the applicable U.S.$50,000 equivalent threshold is measured in relation to the outstanding principal amount of the Eligible Security you tender. However, in order to determine the principal amount of New Securities you are entitled to receive pursuant to the Offer, this principal amount corresponds to an Eligible Amount calculated as provided under "Terms of the Offer—Eligible Amount."

The allocation of Pars among tendering holders will encompass all tenders for Pars submitted in the Offer and, if concurrent with the Offer, the offer in Japan. All determinations made by Argentina in the allocation of Pars as provided above will be binding and final.

Limitation on Issuance of Quasi-Pars .... Argentina will issue Quasi-pars only up to a maximum original aggregate principal amount of Ps.24.3 billion.

Allocation of Quasi-Pars .... Quasi-pars will be allocated among tendering holders on a daily first-come first-served basis. Accordingly, all holders who tender on the same day will be accorded equal priority, but will have precedence in the allocation of Quasi-pars over any holders that tender on subsequent days. If, on any given day, the demand for Quasi-pars exceeds the principal amount of Quasi-pars then available for exchange (after deducting the principal amount of Quasi-pars allocated in prior days from the maximum aggregate principal amount of Quasi-pars), the available Quasi-pars will be allocated on a pro rata basis among all holders who tender their Eligible Securities on that day. For purposes of the allocation of Quasi-pars, the daily cutoff time will be 4:15 P.M. (New York City time).

The allocation of Quasi-pars among tendering holders will encompass all tenders for Quasi-pars submitted in the Offer and, if concurrent with the Offer, the offer in Japan. All determinations made by Argentina in the allocation of Quasi-pars as provided above will be binding and final.

No Limitation on Issuance of Discounts................................ There is no limit on the allocation of Discounts within the Offer. If you elect to receive any Pars or Quasi-pars and the amount you would receive would (in the absence of any limitation on the issuance of Pars or Quasi-pars) exceed the maximum amount of Pars and Quasi-pars that you are permitted to receive in the Offer (as provided above), the Eligible Securities that cannot be exchanged for Pars or Quasi-pars as a result of that limitation will instead be exchanged for Discounts denominated in the same currency you selected for the Pars or Quasi-pars.

Currency Denomination of the New Securities............................ The currency of the Eligible Securities you tender determines the currency you may select for any Pars or Discounts you elect to receive, as follows:

- *Eligible Securities denominated in U.S. dollars or euro (or any Eligible Securities originally denominated in a predecessor currency to the euro, which currencies for this purpose are deemed to have been originally denominated in euro).* You may elect to receive Pars or Discounts in the same currency as your tendered Eligible Securities or in pesos.

- *Eligible Securities denominated in pounds sterling or Swiss francs.* You may elect to receive Pars or Discounts denominated in euro or pesos.

- *Eligible Securities denominated in yen.* You may elect to receive Pars or Discounts in euro or pesos, except that if your yen-denominated Eligible Securities are governed by Japanese law you may only receive Pars or Discounts denominated in pesos.

- *Eligible Securities denominated in pesos.* You may elect to receive Pars or Discounts in pesos.

If you fail to or incorrectly designate your currency selection, you will receive Pars or Discounts denominated in the same currency as your tendered Eligible Securities except that: if your tendered Eligible Securities were originally denominated in pounds sterling, Swiss francs, Japanese yen (except for Eligible Securities governed by Japanese law) or any predecessor currency to the euro, you will be deemed to have elected to receive your Pars or Discounts in euro; or if your Eligible Securities were originally denominated in Japanese yen and governed by Japanese law, you will be deemed to have elected to receive your Pars or Discounts in pesos.

While holders of yen-denominated Eligible Securities governed by Japanese law will not be able to receive yen-denominated securities governed by Japanese law pursuant to the Offer, they will be able to do so pursuant to the offer in Japan, if conducted by Argentina. Argentina, however, will only launch an offer in Japan after having received all necessary regulatory approvals from Japanese authorities. (See "Global Offering— Offer in Japan").

The Quasi-pars will be denominated in pesos only.

The GDP-linked Securities will be denominated in the same currency as the currency of the Pars, Discounts or Quasi-pars to which they are initially attached.

Solely for purposes of the Offer, Argentina will treat Eligible Securities originally denominated in a currency other than pesos and governed by Argentine law as if they were denominated in the currency in which they were originally issued.

Governing Law of the New Securities .... If the Eligible Securities you tender are not governed by Argentine law, the governing law of any Pars or Discounts you receive will be as follows:

- Pars or Discounts denominated in U.S. dollars will be governed by New York law,
- Pars or Discounts denominated in euro will be governed by English law,
- Pars or Discounts denominated in pesos will be governed by Argentine law.

If the Eligible Securities you tender are governed by Argentine law, you may elect to receive Pars or Discounts governed only by Argentine law (whether or not they are denominated in pesos).

The Quasi-pars will only be governed by Argentine law.

The GDP-linked Securities will be governed by the law that governs the New Securities to which they are initially attached.

Minimum Tender Amount .... You must tender your Eligible Securities in the minimum denomination and the integral multiples in excess of such minimum denomination that are set forth in the terms of such Eligible Securities.
You will not, however, be permitted to exchange Eligible Securities for Quasi-pars unless the outstanding principal amount of the Eligible Securities you tender for Quasi-pars is at least U.S.$350,000, £200,000, ¥37,600,000, Ps.1,025,000, €280,000 or Sfr.435,000, as the case may be.

Limited Withdrawal Rights .... Tenders will be irrevocable and may not be withdrawn unless Argentina:

- extends the Submission Period of the Offer for more than 30 calendar days;

- amends any of the financial terms of the New Securities (such as the maturity, principal amount or interest rate) or any of the following terms of the Offer: exchange ratios, method or extent of limitation on issuance of New Securities, method of allocation of New Securities, including timing of expiration of the early tender period for allocation of Pars (except if Argentina extends the early-tender period due to a postponement in the launch of the Offer in any jurisdiction or in the launch of the offer in Japan, if applicable, in either case resulting from a delay in procuring any necessary regulatory approvals) or calculation of the Eligible Amount; or

- files or otherwise makes public an amendment, modification or supplement to this prospectus supplement (or to a comparable offering document used in any jurisdiction where the Offer is being made) that contains a change in the information contained in this prospectus supplement (or comparable offering document used in any jurisdiction where the Offer is being made) that Argentina, in its sole discretion, determines is material to the tendering holders of Eligible Securities, except for any amendment, modification or supplement made solely for the purpose of announcing the results of the Offer (including the allocation of the New Securities or whether the limits on the issuance of Pars or Quasi-pars have been reached).

In any of these cases, you will have the right to withdraw your tender for a period of 15 calendar days from the date Argentina first publicly announces the granting of withdrawal rights. See "Risk Factors — Risk Factors Relating to the Offer — Risks of Participating in the Offer."

Tender Procedures.......................... To participate in the Offer, you must submit, or arrange to have submitted on your behalf, to a principal clearing system (as defined below), by 4:15 P.M. (New York City time) on the Expiration Date, a duly completed electronic acceptance notice. Your electronic acceptance notice must:

- clearly state the type (Pars, Discounts or Quasi-pars) and currency of New Securities you wish to receive in exchange for the Eligible Securities you tender (except in the case of Par Brady Bonds and Discount Brady Bonds, in which case you will be deemed to have elected to receive Discounts). If you fail to or incorrectly designate the type and currency of the New Securities you wish to receive, you will be deemed to have elected to receive Discounts in the same currency as your tendered Eligible Securities, except as provided above under "Currency Denomination of the New Securities," and

- clearly designate an account, as applicable, at the Depository Trust Company, which we refer to as "DTC," Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as "Euroclear," Clearstream Banking *société anonyme*, which we refer to as "Clearstream, Luxembourg," or at *Caja de Valores S.A.*, which we refer to as "*Caja de Valores*," where your New Securities and any cash payment that you are entitled to receive can be credited upon settlement of the Offer.

Eligible Securities tendered in the Offer will be "blocked" for transfers to third parties pending settlement of the Offer.

How to Participate if You Hold Eligible Securities:

The procedures you must follow to effectively tender Eligible Securities depend upon the manner in which you hold your Eligible Securities.

In Book-Entry Form

Beneficial ownership of Eligible Securities held in electronic or book-entry form generally represents an interest in a global security that is registered in the name of a clearing system or such clearing system's nominee. These beneficial interests may be held directly if you have an account with the relevant clearing system, or indirectly through institutions, such as securities brokers and dealers, that have an account with the relevant clearing system. We refer to institutions that have an account with the relevant clearing system as "direct participants" in such system. Only these direct participants may submit electronic acceptance notices to the relevant clearing system. If you are not a direct participant, you (or your broker, dealer, bank, trust company, trustee or other custodian on your behalf) must arrange for the direct participant through which you hold your Eligible Securities to submit an electronic acceptance notice on your behalf to the relevant clearing system.

Argentina has made special arrangements with certain clearing systems that will allow these clearing systems to submit electronic acceptance notices on behalf of tendering holders directly to the exchange agent. These clearing systems will be able to perform this function even with respect to the Eligible Securities that are not registered in their name (or the name of their depositary nominee). We refer to these clearing systems as the "principal clearing systems." These include: DTC, *Caja de Valores*, Clearstream AG, Clearstream, Luxembourg, Euroclear, *Monte Titoli S.p.A.* and SIS AG. For more information, you may contact the information agent.

For your tender of Eligible Securities to be effective, a direct participant in a principal clearing system through which you tender your Eligible Securities must submit an electronic acceptance notice on your behalf to such principal clearing system prior to 4:15 P.M. (New York City time) on the Expiration Date. The principal clearing systems will not submit to the exchange agent any electronic acceptance notice they receive after this time.

For your tender of Eligible Securities to be effective, the principal clearing system through which you tender your Eligible Securities must deliver your duly completed electronic acceptance notice to the exchange agent no later than three business days after the Expiration Date.

Upon receipt of your electronic acceptance notice, the principal clearing system will submit your electronic acceptance notice to the exchange agent.

The receipt of your electronic acceptance notice by a principal clearing system will result in the blocking of your tendered Eligible Securities in such clearing system. This will prevent you from being able to transfer your tendered Eligible Securities to third parties.

Through DTC	The exchange agent and DTC have confirmed that the Offer is eligible for DTC's Automated Tender Offer Program, or "ATOP," system. Accordingly, if you hold Eligible Securities through DTC, you may instruct DTC to make a book-entry transfer of your tendered Eligible Securities into the exchange agent's account at DTC and electronically submit your duly completed electronic acceptance notice through DTC's ATOP system (if you are a direct participant), or arrange to have a direct participant do so on your behalf.
Through Euroclear or Clearstream, Luxembourg	If you hold Eligible Securities through Euroclear or Clearstream, Luxembourg, you may submit (if you are a direct participant), or arrange to have a direct participant submit on your behalf, an electronic acceptance notice in accordance with the procedures established by Euroclear or Clearstream, Luxembourg, as applicable, to participate in this Offer. Participants should refer to the respective notifications of Euroclear and Clearstream, Luxembourg for detailed information regarding tender procedures.
Through Caja de Valores	If you hold Eligible Securities through *Caja de Valores*, you may submit (if you are a direct participant), or arrange to have a direct participant submit on your behalf, an electronic acceptance notice in accordance with the procedures established by *Caja de Valores* for the Offer. You may contact *Caja de Valores* for assistance in effecting your tender in accordance with the applicable procedures.
Through Other Clearing Systems	If you hold Eligible Securities through any other clearing system, you must follow the procedures established and deadlines required by such clearing system in order for your tender to be received by a principal clearing system prior to 4:15 P.M. (New York City time) on the Expiration Date. You may contact the information agent for assistance in effecting your tender in accordance with the applicable procedures and deadlines.
Through a Custodian or Other Securities Intermediary	If your Eligible Securities are held in the name of a custodian or other securities intermediary, such as a broker, dealer, bank, trustee or trust company, you must contact such custodian or other securities intermediary and instruct it to tender your Eligible Securities on your behalf. You should contact your custodian or other securities intermediary well in advance of the Expiration Date, since your custodian or other securities intermediary may have earlier deadlines by which it must receive your instructions in order to have adequate time to meet the deadlines of the clearing system through which your Eligible Securities are tendered.
In Physical Form	Eligible Securities held in physical form may not be tendered pursuant to the Offer. If you hold Eligible Securities in physical form, you may only participate in the Offer by first exchanging your physical securities for an interest in the corresponding global security, which will be recorded in book-entry form. This can be accomplished by (i) selecting a broker, dealer, bank, trust company, trustee or other custodian that has a direct or indirect account with the clearing system that acts as depositary for the global security corresponding to your physical certificate, (ii)

surrendering the physical certificates representing your Eligible Securities to the trustee or fiscal agent for those securities, and (iii) instructing the trustee or fiscal agent to exchange your physical certificate for an interest in the corresponding global security, specifying the account at the relevant clearing system where your interest in the global security should be credited.

Upon receiving your physical certificates and instructions as specified above, the trustee or fiscal agent will exchange your physical certificate for an interest in the corresponding global security, and credit your custodian's account at the relevant clearing system. Although your Eligible Securities will no longer be represented by a separate physical certificate, your interest in the Eligible Securities will otherwise remain unchanged.

The process for converting physical securities into securities held in book-entry form as provided above may entail some delay. Accordingly, if you hold your Eligible Securities in physical form and wish to participate in the Offer, you should begin this process as soon as possible.

Once you hold your Eligible Securities in electronic form, you will be able to tender your Eligible Securities pursuant to the Offer in accordance with the procedures set forth in this prospectus supplement under "Terms of the Offer—Tender Procedures—If You Hold Eligible Securities in Electronic or Book-Entry Form."

In Bearer Form .... Tenders of Eligible Securities held in bearer form will not be accepted in the United States.

In Luxembourg .... Holders of Eligible Securities in Luxembourg may contact the Luxembourg exchange agent for assistance in effecting their tenders in accordance with these procedures.

Tax Consequences.......................... Please see the section entitled "Taxation" for important information regarding the possible U.S., Luxembourg and Argentine tax consequences for tendering holders who exchange Eligible Securities for New Securities.

Restrictions.................................... Argentina is making the Offer only in those jurisdictions where it is legal to make such offers, including in certain jurisdictions in reliance on exemptions from approval by regulatory authorities. See the "Global Offering", "Certain Legal Restrictions" and "Jurisdictional Restrictions" sections in this prospectus supplement.

International Joint Dealer Managers....................................... Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC.

Information Agent .... Georgeson Shareholder Communications Inc. will act as information agent for the Offer. The address and telephone number of the information agent can be found on the back cover page of this prospectus supplement.

Exchange Agent .... The Bank of New York will act as exchange agent for the Offer. The address and telephone number of the exchange agent can be found on the back cover page of this prospectus supplement.

Luxembourg Exchange Agent ...... The Bank of New York (Luxembourg) S.A. will act as Luxembourg exchange agent for the Offer. The address and telephone number of the Luxembourg exchange agent can be found on the back cover page of this prospectus supplement.

Luxembourg Listing Agent ...... Kredietbank S.A. Luxembourgeoise will act as Luxembourg listing agent for the listing of the Pars, Discounts and GDP-linked Securities on the Luxembourg Stock Exchange. The address and telephone number of the Luxembourg listing agent can be found on the back cover page of this prospectus supplement.

U.S. – European Trustee .... The Bank of New York will act as trustee for holders of New Securities governed by either New York law or English law. The address and telephone number of the U.S. – European trustee can be found on the back cover page of this prospectus supplement.

Retail Processing Fee .... Each retail processing dealer (as defined below) who successfully processes tenders from a retail beneficial owner (as defined below) of DMA Eligible Securities (as defined in "Plan of Distribution") will be eligible to receive a fee payable in U.S. dollars (which we refer to as the "retail processing fee") from the international joint dealer managers equal to:

- 0.03% for every U.S.$1 principal amount (or the equivalent in another currency based on exchange rates in effect on December 31, 2003) of DMA Eligible Securities tendered by or on behalf of such retail beneficial owner and accepted pursuant to the Offer, if 66 2/3% or less of the aggregate principal amount of all DMA Eligible Securities is tendered and validly accepted by Argentina, or

- 0.05% for every U.S.$1 principal amount (or the equivalent in another currency based on exchange rates in effect on December 31, 2003) of DMA Eligible Securities tendered by or on behalf of such retail beneficial owner and accepted pursuant to the Offer, if greater than 66 2/3% of the aggregate principal amount of all DMA Eligible Securities is tendered and validly accepted by Argentina.

Based on the exchange rates in effect on December 31, 2003, the amounts in U.S. dollars to be paid are as follows:

Principal Amount Tendered and Accepted	If participation ≤ 66 2/3%	If participation > 66 2/3%
Per 100 U.S. dollars	0.03000	0.05000
Per 100 euro	0.03776	0.06293
Per 100 pounds sterling	0.05358	0.08930
Per 100 Swiss francs	0.02417	0.04029
Per 10,000 yen	0.02793	0.04656
Per 100 pesos	0.01028	0.01714

The international joint dealer managers will pay the retail processing fee as provided above only if they (i) have received payment in full of related fees and expenses due from Argentina in connection with the Offer and (ii) such fees and expenses are not subject to litigation in connection with the Offer. Under no circumstances will Argentina be liable for payment of the retail processing fee.

The retail processing fee will only be paid to each retail processing dealer who is properly designated as a "retail processing dealer" by registering as such with the information agent and providing all necessary information. In addition, the international joint dealer managers reserve the right to request additional information from such a registrant in order to validate any retail processing fee payment claims.

Only direct participants in the relevant clearing system will be eligible to register as a retail processing dealer. If you are not a direct participant, you must instruct the direct participant through which you tender your Eligible Securities to register as a retail processing dealer on your behalf.

A "retail beneficial owner" of Eligible Securities is a beneficial owner of Eligible Securities that tenders Eligible Securities with an aggregate principal amount of U.S.$250,000, £140,000, ¥27,000,000, €200,000, Sfr.310,000, Ps.730,000 or less, as the case may be.

Retail processing dealers who successfully process tenders from retail beneficial owners of Argentine Eligible Securities will be eligible to receive a fee payable by the Argentine joint dealer managers as described in the offering materials being used to extend the Offer in Argentina.